[TOTAL Letterhead]

March 17, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2016 of TOTAL S.A.

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that TOTAL S.A. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 17, 2017.

Sincerely,

TOTAL S.A.

By:	/s/ PATRICK DE LA CHEVARDIERE
Name:	Patrick de La Chevardière
Title:	Chief Financial Officer

TOTAL S.A.

2, place Jean Millier - La Défense 6 - 92400 Courbevoie - France

Tel: +33 (0)1 47 44 45 46

Fax: +33 (0)1 47 44 49 44